Total pages: 3

02052464

1-15258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED
SEP 04 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 165

P.E 8/31/02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

PROCESSED
SEP 09 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Agreement on Disposition of Jooeun Leasing

On August 30, 2002, upon the approval of Financial Supervisory Commission, Kookmin Bank made a final agreement with Sun Capital in connection with the disposition of Jooeun Leasing.

Pursuant to the approval and ratification of its board of directors, Kookmin Bank disposes of its stake of 12,988,771 shares, which represents 65.43% of the total issued and outstanding shares of Jooeun Leasing. In addition, it disposes of the loans of approximately 172 billion, which was exposed by Kookmin Bank to Jooeun Leasing as of March 31, 2002. The purchaser is Sun Capital primarily engaging in leasing business. The proceeds of the sale are amounted to 145 billion Won.

Upon the disposition, the remaining stake of Kookmin Bank in the company is equal to 20%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 30, 2002

By: ______________
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer